August 3, 2009
Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Claire’s Stores, Inc. Form 10-K for Fiscal Year Ended January 31, 2009 Filed April 28, 2009 Form 10-K/A for Fiscal Year Ended January 31, 2009 Filed May 27, 2009 File No.: 333-148108
Dear Mr. Reynolds:
This letter responds to the comments set forth in the comment letter dated July 8, 2009 from the Staff (“Staff”) of the Securities and Exchange Commission (“SEC”) regarding the annual report on Form 10-K for the year ended January 31, 2009 filed April 28, 2009 (the “Form 10-K”) and Form 10-K/A for the year ended January 31, 2009 filed May 27, 2009 (“Form 10-K/A”) by Claire’s Stores, Inc. (“Claire’s”, the “Company” or the “Registrant”). For convenience, we have set out each of the Staff’s comments in italics before our response:
Form 10-K for fiscal year ended January 31, 2009 filed April 28, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
Liquidity and Capital Resources, page 32
Credit Facility, page 33
1.	We note your disclosure on page 34 that “immediately after Lehman Brothers filed for bankruptcy...[you] drew down the full available amount under the Revolver,” and that you “received the entire $194 million, including the Lehman Brothers affiliate’s portion.” We also note that section 2.02(a) of the credit facility provides that no lender will be liable for the loans of the other lenders. Please revise to disclose the Lehman affiliate’s commitment under the credit facility, and whether Lehman Brothers’ bankruptcy proceeding will impact your rights under the credit facility, or advise. In this regard, disclose the progress towards replacing the Lehman affiliate under the facility.

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
August 3, 2009

Response:
We advise the Staff that, as stated in the disclosure referenced above, Claire’s has drawn the entire available portion of the $200 million revolving credit facility, inclusive of the $194 million drawn immediately after the Lehman Brothers bankruptcy filing, and $6 million previously used for ordinary course letters of credit. Accordingly, the Lehman Brothers bankruptcy proceeding has had no impact on the Company’s rights under the Credit Facility to date, nor does the language in Section 2.02(a) of the Credit Facility have any impact on the Company because there is no remaining principal amount available to be drawn under the Credit Facility. Therefore, unlike other registrants that may have undrawn credit facilities in which Lehman is an affiliate lender and are unable to draw the Lehman portion of the credit facility due to the bankruptcy filing, Claire’s has not been adversely affected by the Lehman bankruptcy filing. Furthermore, under the terms of the Credit Facility, Claire’s is not obligated to repay the funds drawn under the Credit Facility prior to its scheduled maturity date of May 29, 2013, so long as Claire’s remains in compliance with its terms. The fact that Lehman Brothers is operating under bankruptcy court protection does not alter Claire’s repayment obligations. Accordingly, we believe the disclosure of the percentage of the credit facility attributable to Lehman is not a material disclosure to the users of our financial statements.
Supplementally, please be advised that, as of this date, there has been no meaningful progress towards replacing the Lehman affiliate under the Credit Facility because, as an asset of Lehman, this loan will likely be transferred or assigned to another entity at the conclusion of the bankruptcy process. At that time, we believe it will become clearer whether that party will become a long-term participant in the Credit Facility or whether it will be necessary to identify another party to replace the Lehman affiliate. Because the Lehman bankruptcy is not currently adversely affecting Claire’s and we are unable to predict the timing of resolving this matter, Claire’s does not believe that additional disclosure regarding the timing of the replacement of the Lehman portion of the credit facility would provide additional material information to the users of our financial statements.
However, in response to the Staff’s comments, we propose revising the disclosure regarding our Credit Facility in our Form 10-Q for the quarter ending August 2, 2009 (the “Q2 FY 2009 10-Q”) and future filings as set forth below.

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
August 3, 2009

Proposed Disclosure in Q2 FY 2009 10-Q and Future Filings:
Credit Facility
Although we did not need to do so, during the quarter ended November 1, 2008, we drew down the remaining $194.0 million available under our Revolving Credit Facility (“Revolver”). An affiliate of Lehman Brothers is a member of the facility syndicate, and so immediately after Lehman Brothers filed for bankruptcy, in order to preserve the availability of the commitment, we drew down the full available amount under the Revolver. We received the entire $194.0 million, including the remaining portion of Lehman Brothers affiliate’s commitment of $33 million. Upon the replacement of Lehman Brothers, or the assumption of its commitment by a creditworthy entity, we will assess whether to pay down all or a portion of this outstanding balance based on various factors, including the creditworthiness of other syndicate members and general economic conditions. We believe it is unlikely that this matter will be resolved until some time following the conclusion of the Lehman Brothers bankruptcy proceeding.
Critical Accounting Policies and Estimates, page 36
Goodwill Impairment, page 37
2.	You disclose in Note 3 — Impairment of Assets, page 63, your use of the discounted cash flow and market weighted approaches to estimate the fair value of your reporting units under Step 1; however, your disclosure on page 37 solely discusses the use of a discounted cash flow model to measure goodwill impairment for each of your reporting units. Please revise to provide consistent disclosure concerning your approach to estimating fair value.
Response:
We advise the Staff that we use both the discounted cash flow and market weighted approaches. We believe our Form 10-K complied with the disclosure requirement because we discuss our use of both the discounted cash flow and market weighted approaches in Note 3 of our financial statements and the Critical Accounting Policies and Estimates disclosure refers the reader to our financial statements. To improve our disclosure, however, we propose to include a full discussion of our Critical Accounting Policies and Estimates in our second quarter FY 2009 10-Q (rather than referring readers to this section included in our most recently filed Form 10-K). This discussion would expressly disclose that both methods are used by the Company to measure goodwill impairment. The Company will also revise the disclosure, as applicable, in future filings.

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
August 3, 2009

The suggested revised disclosure is set forth below. Please note the revised disclosure also includes disclosure that we believe addresses Comment 3 from the Staff regarding goodwill impairment.
Proposed Disclosure in Q2 FY 2009 10-Q and Future Filings:
Goodwill Impairment
We continually evaluate whether events and changes in circumstances warrant recognition of an impairment of goodwill. The conditions that would trigger an impairment assessment of goodwill include a significant, sustained negative trend in our operating results or cash flows, decrease in demand for our products, change in the competitive environment, and other industry and economic factors. We conduct our annual impairment test to determine whether an impairment of the value of goodwill has occurred in accordance with the guidance set forth in Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires a two-step process for determining goodwill impairment. The first step in this process compares the fair value of the reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the impairment. In the second step, the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit to determine an implied goodwill value. This allocation is similar to a purchase price allocation performed in purchase accounting. If the carrying amount of the reporting unit goodwill exceeds the implied goodwill value, an impairment loss is recognized in an amount equal to that excess. We have two reporting units as defined under SFAS No. 142. These reporting units are our North America segment and our Europe segment.
Fair value is determined using appropriate valuation techniques. All valuation methodologies applied in a valuation of any form of property can be broadly classified into one of three approaches: the asset approach, the market approach and the income approach. We rely on the income approach using discounted cash flows and market approach using comparable public company entities in deriving the fair values for our reporting units. The asset approach is not used as our reporting units have significant intangible assets, the value of which is dependent on cash flow.
The fair value of each reporting unit determined under step 1 of the goodwill impairment test was based on a three-fourths weighting of a discounted cash flow analysis under the income approach using forward-looking projections of estimated future operating results and a one-fourth weighting of a guideline company methodology under the market approach using earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples. Our determination of the fair value of each reporting unit incorporates multiple assumptions and contains inherent uncertainties, including significant estimates relating to future business growth, earnings projections and the

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
August 3, 2009

weighted average cost of capital used for purposes of discounting. Decreases in revenue growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the fair value of the reporting unit to decrease, which could require us to modify future models and cash flow estimates, and could result in an impairment triggering event in the future.
3.	Revise to discuss the reasons why management selected these two methodologies as being the most meaningful in preparing your goodwill impairment analysis.
Response:
We believe our disclosure in the Form 10-K complies with SFAS 142 in all material respects; however, in response to the Staff’s comment, we propose to revise our Q2 FY 2009 10-Q and future filings to discuss reasons why management selected these two methodologies. We refer the Staff to our response to Comment 2, which the Company believes includes the additional disclosure to address this Comment 3. The relevant portion of the proposed revised disclosure is repeated below.
Proposed Disclosure in Q2 FY 2009 10-Q and Future Filings:
Fair value is determined using appropriate valuation techniques. All valuation methodologies applied in a valuation of any form of property can be broadly classified into one of three approaches: the asset approach, the market approach and the income approach. We relied on the income approach using discounted cash flows and market approach using comparable public entities in deriving the fair values for our reporting units. The asset approach was not used as our reporting units have significant intangible value that is dependent on cash flow.
4.	Describe the basis for the weighting and include quantitative and qualitative disclosure of the material assumptions used in applying these techniques. For example, for each of your reporting units you should disclose the following at a minimum:
a.	how cash flows were determined, including your assumed growth rates, period of assumed cash flows and your determination of the terminal value;

b.	the discount rates used and how those discount rates were determined;

c.	your consideration of any market risk premiums

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
August 3, 2009

d.	the sensitivity of your estimates to change based on other outcomes that are reasonably likely to occur; and

e.	how you arrived at the estimates, the accuracy of the assumptions and how much they have changed in the past and are reasonably likely to change in the future.
Response:
We believe our disclosure in the Form 10-K complies with SFAS 142 in all material respects; however, in response to the Staff’s comment, we propose adding disclosure in our financial statement footnotes in our Q2 FY 2009 10-Q and future filings as set forth below.
Proposed Disclosure in Q2 FY 2009 10-Q and Future Filings:
The Company has weighted the valuation of its reporting units at three-fourths using the income approach and one-fourth using the market approach. The Company believes that this weighting is appropriate since it is difficult to find other comparable publicly traded companies that are similar to our reporting units’ heavy penetration of jewelry and accessories sales and margin structure. It is our view that the future discounted cash flows are more reflective of the value of the reporting units.
The projected cash flows used in the income approach cover the periods consisting of the fourth quarter fiscal 2008 and the fiscal years 2009 through 2013. Beyond fiscal year 2013, a terminal value was calculated using the Gordon Growth Model. The Company developed the projected cash flows based on estimates of forecasted same store sales, new store openings, operating margins and capital expenditures. Due to the inherent judgment involved in making these estimates and assumptions, actual results could differ from those estimates. The Company’s projected cash flows reflect projected same store sales increases representative of the Company’s past performance post-recession.
A weighted average cost of capital reflecting the risk associated with the projected cash flows was calculated for each reporting unit and used to discount each reporting unit’s cash flows and terminal value. Key assumptions made in calculating a weighted average cost of capital include the risk-free rate, market risk premium, volatility relative to the market, cost of debt, specific company premium, small company premium, tax rate and debt to equity ratio.

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
August 3, 2009

The calculation of fair value is significantly impacted by the reporting unit’s projected cash flows and the discount interest rates used. Accordingly, any sustained volatility in the economic environment could impact these assumptions and make it reasonably possible that another impairment charge could be recorded some time in the future. However, since the terminal value is a significant portion of each reporting unit’s fair value, the impact of any such near-term volatility on its fair value would be lessened.
For our North America reporting unit a change of 25 basis points in our same store sales assumptions would result in a change to the intangible asset impairment of approximately $83 million. A change of 25 basis points in the discounted interest rate would result in a change to the intangible impairment of approximately $37 million. For our Europe reporting unit a change of 25 basis points in our same store sales assumptions would result in a change to the intangible asset impairment of approximately $45 million. A change of 25 basis points in the discounted interest rate would result in a change to the intangible asset impairment of approximately $15 million.
5.	If it is reasonably possible another impairment charge to goodwill will be recorded in the future, please discuss. Please analyze your specific sensitivity to change in estimates based on outcomes that are reasonably possible to occur.
Response:
We believe our disclosure in the Form 10-K complies with SFAS 142 in all material respects; however, in response to the Staff’s comment, we propose to revise our Q2 FY 2009 10-Q and future filings. We refer the Staff to our response to Comment 4, which the Company believes includes the additional disclosure to address this Comment 5. The relevant portion of the proposed revised disclosure is repeated below.
Proposed Disclosure in Q2 FY 2009 10-Q and future filings:
The calculation of fair value is significantly impacted by the reporting unit’s projected cash flows and the discount interest rates used. Accordingly, any sustained volatility in the economic environment could impact these assumptions and make it reasonably possible that another impairment charge could be recorded some time in the future. However, since the terminal value is a significant portion of each reporting unit’s fair value, the impact of any such near-term volatility on its fair value would be lessened.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 44
Foreign Currency, page 44

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
August 3, 2009

6.	We note your disclosure that based on the extent of your foreign operations in Fiscal 2009, the potential gain or loss due to a 10% adverse change on foreign currency exchange rates could be significant to your consolidated operations. Please revise to quantify the potential gain or loss due to a 10% adverse change to provide sensitivity analysis disclosures required by Item 305 of Regulation S-K. Alternatively, tell us why you do not believe such disclosure is required.
Response:
We advise the Staff that, as disclosed in the Company’s Form 10-K, at fiscal year end, the Company had no derivative financial instruments, other financial instruments, or derivative commodity instruments, as referenced in Item 305 of Regulation S-K, respecting foreign currency exposure. Accordingly, the detailed quantitative information required by Item 305(a) of Regulation S-K was not required with respect to foreign currency exposure. Because we have operational exposure to foreign currency, and may (although generally do not) hedge this exposure from time to time, we have included the discussion set forth in the section captioned “Foreign Currency” in Item 7A of our Form 10-K. However, our exposure at fiscal year end was solely attributable to the fact that we conduct operations in foreign countries using local currencies and not to hedging instruments. The statement that the potential gain or loss due to a 10% adverse change on foreign currency exchange rates could be significant was intended to give the reader a sense of the relative significance of our non-dollar operations and the possible impact of future changes in exchange rates on our consolidated operating results. This text may have implied that there was a more objective measure of our exposure than was the case. We do not have foreign currency market risk sensitive instruments that would result in significant future gains or losses based on currency movements of this magnitude. Accordingly, we propose to omit disclosure comparable to the sentence regarding the “10% adverse change” from future filings. To the extent we do have foreign currency market risk sensitive instruments in the future, we will add appropriate disclosure as required by Item 305(a).
Item 8. Financial Statements and Supplementary Data, page 46
Notes to Consolidated Financial Statements, page 53
5. Debt, page 66
Credit Facility, page 67

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
August 3, 2009

7.	We note your November 1, 2008 draw down of the remaining $194.0 million available under your Revolver, in which an affiliate of Lehman Brothers is a member of the facility syndicate. Tell us and revise to clarify your basis for classifying the $194.0 million revolving credit facility as long-term debt as of January 31, 2009.
Response:
We refer the Staff to our response in Comment 1. As stated in that response, under the terms of the Credit Facility, Claire’s is not obligated to repay the funds drawn by Claire’s under the Credit Facility prior to its scheduled maturity date of May 29, 2013, so long as Claire’s remains in compliance with its terms. The fact that Lehman Brothers is operating under bankruptcy court protection does not alter Claire’s repayment obligations. Accordingly, we do not believe additional disclosure would provide additional material information to the users of our financial statements. However, in response to the Staff’s comment, we propose to add the following disclosure in the Q2 FY 2009 10-Q and subsequent filings within our discussion of the Credit Facility.
Proposed Disclosure in Q2 FY 2009 10-Q and Future Filings:
The Company is not required to repay any of the Revolver until the due date of May 29, 2013, therefore, the Revolver is classified as a long-term liability in the accompanying consolidated balance sheet as of [applicable balance sheet date].
Senior Notes and Senior Subordinated Notes, page 69 and 70
8.	We note your disclosure here and on page 34 that the Senior Notes and Senior Subordinated Notes (“Notes”) contain certain negative covenants, the majority of which would not apply if at any date, the Notes have Investment Grade Ratings from both of the rating agencies of Moody’s Investment Service, Inc. and Standards & Poor’s Rating Group and no event of default has occurred. Please clarify your statement “at any date” and state whether your Notes had Investment Grade Ratings during the fiscal year ended January 31, 2009. If not, revise your disclosure as follows:
1)	clarify that you are subject to the negative covenants

2)	expand to include a listing of the respective covenants, and

3)	state whether or not you were in compliance with these covenants at January 31, 2009

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
August 3, 2009

Response:
We advise the Staff that, since the date of the issuance of the Notes in May 2007, the Notes have never received investment grade ratings from Moody’s or Standard & Poor’s. Additionally, the Company entered into its senior credit facility at the same time as the Notes were issued, and substantially similar covenants included in the indentures governing the Notes, other than covenants that would not be applicable in our senior credit facility, such as covenants relating to layering of debt, are also included in substantially the same form in our senior credit facility. However, the indentures, unlike our senior credit facility, provide that certain covenants, which we refer to as “negative” covenants, such as limitations on restricted payments, dividends, indebtedness, asset sales, transactions with affiliates, and guarantees, do not apply if the Notes have investment grade ratings from Moody’s and Standard & Poor’s. We further note to the Staff that none of these covenants, including the negative covenants, require the Company to maintain any particular financial ratio or other measure of financial performance, and that the Company was in compliance with all covenants at January 31, 2009. Accordingly, we do not believe that the additional disclosure requested by the Staff would provide additional material information to the users of our financial statements because: (i) since the date of the issuance of the Notes in May 2007, the Notes have not received investment grade ratings from Moody’s or Standard & Poor’s, (ii) the Company is already subject to substantially similar covenants under the senior credit facility, (iii) none of the covenants, including the negative covenants, require the Company to maintain any particular financial ratio or other measure of financial performance, and (iv) the Company has been in compliance with these covenants as of the respective balance sheet dates of the financial statements included in prior filings with the Commission.
8. Stock Options and Stock-Based Compensation, page 72
Successor Entity, page 76
9.	We note your disclosure that the Claire’s, Inc. Stock Incentive Plan was amended on July 23, 2007 to increase the number of shares available for issuance to 6,860,000. However, you disclose share-based payment awards granted in excess of the 6,860,000 shares available. We further note your September 12, 2008 Form 8-K, which states that the Board and stockholders adopted an amendment to increase the number of shares available for issuance to 8.2 million shares, effective September 9, 2008. Please revise your disclosure, as necessary, or tell us why you do not believe such a revision is necessary.

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
August 3, 2009

Response:
We advise the Staff that at no time has the Company had outstanding share-based payment awards in excess of the shares available for grant under the Stock Incentive Plan. We note that, at the time of the sale to Apollo, the following share-based payment awards were granted outside of the Plan: (i) buy one, get one (“BOGO”) options to purchase 100,000 shares to our current Chief Executive Officer, (ii) BOGO options to purchase 112,500 shares to our former Managing Director of Europe, and (iii) BOGO options to purchase an aggregate of 100,000 shares granted to two of our directors. We further note that, a sufficient number of the 1,551,866 options forfeited during the fiscal year ended January 31, 2009, reflected in the summary table on page 77 of the Form 10-K, were forfeited prior to the grant of additional options that would have resulted in the aggregate number of outstanding options to exceed 6,860,000 at any time prior to the amendment of the Stock Incentive Plan on September 9, 2008. Accordingly, Claire’s does not believe that a revision to our disclosure would provide additional material information to the users of our financial statements. However, in response to the Staff’s comment, we propose adding the following disclosure set forth below in the applicable footnote of our financial statements in the Q2 FY 2009 10-Q and applicable future filings.
Proposed Disclosure in Q2 FY 2009 10-Q and Future Filings:
Options granted during the period ended February 2, 2008 include options to purchase an aggregate of 312,500 BOGO options granted outside of the Plan to our Chief Executive Officer, former Managing Director of Europe, and two of our directors.
11. Income Taxes, page 82
10.	We note your disclosure that you had $187.8 million of accumulated unremitted earnings from your foreign subsidiaries at February 2, 2008. However, in your prior 10-K you disclosed $233.5 million of unremitted earnings. Please reconcile the two amounts and revise your disclosure, as necessary, to disclose the balance at fiscal year end January 31, 2009.
Response:
We advise the Staff that the amount of accumulated unremitted earnings is measured in local currency translated at current exchange rates as of the balance sheet date in the Company’s most recently filed financial statements. Accordingly, the amount of accumulated unremitted earnings stated in the 10-K for February 2, 2008 was stated at rates in effect on February 2, 2008; whereas, the amount of accumulated unremitted

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
August 3, 2009

earnings in the 10-K for January 31, 2009 was stated in rates in effect on January 31, 2009, resulting in a different amount. Accordingly, Claire’s does not believe that a revision to our disclosure would provide material information to the users of our financial statements. However, in response to the Staff’s comment, we intend to add a clarifying statement with respect to accumulated unremitted earnings in the Q2 FY 2009 10-Q and future filings as set forth below.
Proposed Disclosure in Q2 FY 2009 10-Q and Future Filings:
This amount is based on the balance maintained in local currency of our accumulated unremitted earnings from our foreign subsidiaries at February 2, 2008 converted into U.S. dollars at [insert applicable balance sheet date].
Exhibits
11.	Please file all material agreements in their entirety, including all schedules, exhibits, annexes, appendices, etc. We direct your attention to the credit agreement dated May 29, 2007, which is filed as Exhibit 10.1 but does not appear to include all of the schedules to the agreement. We also note that Exhibit 10.7 does not appear to include all of the exhibits to the employment agreement. Also see Exhibit 10.1 to the Form 10-Q filed on June 12, 2008, and Exhibit 10.1 to the Form 8-K filed April 22, 2009. Please explain why these agreements were not filed in their entirety pursuant to Item 601(b)(10) of Regulation S-K, or file the agreements with all attachments. In addition, the exhibit 10.1 filed should be validly executed.
Response:
We advise the Staff that the schedules to the Credit Agreement included disclosures that the Company believes are not material to the users of our financial statements. We specifically note that the schedules to the Credit Agreement reflect disclosures made by the Company on May 29, 2007, the date of the sale of the Company to Apollo. As a result of the passage of time, we believe these disclosures became even less material to the users of our financial statements as of the date of the filing of the Form S-4 with the Commission to register the Notes, approximately seven months later in December 2007, and are even less material today. We also note that all of the exhibits (other than one addressed below) to the employment agreements filed on June 12, 2008 (the Munnelly employment agreement) and April 22, 2009 (amendment to the Conroy agreement) relate to share-based awards granted to such employee. These share-based awards were made pursuant to standard option grant letters, the forms of which were previously filed as exhibits 10.4 and 10.5 with the Company’s Form S-4. The only other exhibit to the

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
August 3, 2009

Munnelly employment agreement relates to a standard form of release, which the Company believes does not contain information material to the employment agreement. With respect to Exhibit 10.7 (Kahn employment agreement), we advise the Staff that the only exhibits not attached are a reference to the option strike price for options granted to the employee (Exhibit D), which is $10 per share as set forth in the stock option letters that are attached as exhibits and filed with the Commission, and a standard release form (Exhibit E), which the Company believes does not contain information material to the employment agreement. Supplementally, we advise the Staff that the Credit Agreement was validly executed in the form filed with the Commission, but the conformed signatures were omitted from the exhibit filed with the Commission. In future filings, all material agreements will be filed in their entirety, including schedules, annexes, appendices, etc. pursuant to Item 601(b)(10) of Regulation S-K.
Form 10-K/A filed May 27, 2009
Item 11. Executive Compensation, page 4
Compensation Discussion and Analysis, page 4
12.	Please revise to provide a more detailed discussion as to the bonus compensation. Clarify with more specificity how the bonus is determined. Currently you list factors that may be considered, rather than discussing the specific factors that were considered in awarding the bonus compensation for each named executive officer. Also, clarify whether the target performance factors are set at the beginning of the year or whether the company looks back at the end of the year and determines the factors that are considered. Lastly, to the extent that you have established performance targets, please disclose the specific performance targets used to determine incentive amounts, or provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
August 3, 2009

Response:
We advise the Staff that only one bonus was paid to one of our named executive officers based on performance metrics during Fiscal 2008, and that was paid to the Company’s former Managing Director of Europe, in the amount of $127,250. The bonus paid to our President of Claire’s Stores of $225,000 was paid pursuant to a guaranteed bonus arrangement in the executive’s employment agreement. The bonus of $48,679 paid to our former President of North America was paid pursuant to the former executive’s change of control agreement entered into with the employee prior to the sale of the Company to Apollo, and was not based on performance metrics achieved by the Company. Accordingly, we do not believe that the additional disclosure regarding bonuses for fiscal 2008 is material to the user of our financial statements, especially in light of the fact that the Company is privately held, with Apollo Management Fund VI L.P. having voting control of approximately 100% of the stock of the Parent of the Company.
We further advise the Staff that our Compensation Committee typically sets target performance factors at or near the beginning of each fiscal year. We also advise the Staff that the specific performance targets are set based on internal operating plans, and that disclosure of the specific performance target for these metrics, which we disclose as same store sales, EBITDA, and cash generation, would provide a competitive disadvantage to the Company because it would help our competitors determine costs, pricing, strategies and cash flow. Similarly, disclosure of our internal plan targets for these metrics also would result in competitive harm to the Company because it would provide the opportunity for the Company’s competitors to unfairly and adversely affect its relationships with key vendors and/or suppliers and use such information to their advantage (and consequently the Company’s disadvantage) in recruiting and retaining key employees. Furthermore, the disclosure of this information would also provide the Company’s vendors and other third parties with insight into the Company’s internal financial projections and plans that could be exploited by them in the course of contractual negotiations and other business arrangements.
In response to the Staff’s comment, we intend to expand our disclosure in the Form 10-K for the fiscal year ended January 30, 2010 to address the Staff’s comments. Specifically, the Company will (i) list specific factors considered in awarding any bonus compensation for each named executive officer, (ii) clarify that the targets are set by the Company’s compensation committee, with input from senior management, at or near the beginning of each fiscal year, and (iii) provide the disclosure required under instruction 4 to Item 402(b) because the Company believes that disclosure of specific target levels of performance metrics would result in competitive harm to the Company. The disclosure

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
August 3, 2009

referenced in (iii) will include a discussion of how difficult it will be for the named executive officer or how likely it will be for the Company to achieve the undisclosed performance targets, as required by instruction 4 to Item 402(b).
In connection with our responses to the Comment Letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filing or in response to the Staff’s comments on the Company’s filings.
Thank you for your consideration. We are available to discuss this matter further with you at your convenience.

Very truly yours,

/s/ Rebecca R. Orand
Rebecca R. Orand
Senior Vice President and General Counsel

cc:	John Archfield, Staff Accountant Nasreen Mohammed, Assistant Chief Accountant Louis Rambo, Staff Attorney Pamela Howell, Special Counsel J. Per Brodin (Claire’s Stores, Inc.)